UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 29 February, 2008
(Registrant)

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW 2113

Telephone: 02 9878 0088

APPENDIX 4D

incorporating

INTERIM FINANCIAL REPORT

FOR THE HALF-YEAR

31 DECEMBER, 2007

 Lodged with the ASX under Listing Rule 4.2A
This is a half-yearly report. It is to be read in conjunction with the most recent annual financial report.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2007

RESULTS FOR ANNOUNCEMENT TO THE MARKET
				$’000

Revenues from ordinary activities	down	35.0%	to	6,829

Loss from ordinary activities after tax attributable to members	down	9.0%	to	(9,614)

Net Loss for the period attributable to members	down	9.0%	to	(9,614)

The Directors do not propose to pay a dividend.

Refer to Review of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

Novogen Limited
Directors’ Report
31 December, 2007

Directors’ report for the half-year 31 December, 2007
Your directors submit their report for the half-year ended 31 December, 2007.

Directors
The names and qualifications of the directors that held office during the half-year and up to the date of this report, unless otherwise indicated, are as follows:-

Mr P A Johnston, Chairman and Non-Executive Director – Dip Eng (Production)
Mr C Naughton, Managing Director – BEc, LLB
Professor A J Husband, Executive Director – PhD, DSc, FASM
Professor P J Nestel AO, Non-Executive Director – MD, FTSE, FRACP, FAHA, FCSANZ
Mr P B Simpson, Non-Executive Director – MPharm, PhC
Mr G Leppinus, Non-Executive Director – BEc, FCA

Review of operations

Cash Resources
At the end of December 2007, the Consolidated Group had $50.7 million in cash resources available to fund the drug development program and for ongoing business requirements.

In August, 2007, Novogen’s subsidiary, Marshall Edwards, Inc. (“MEI”) received net proceeds of $US15.2 million following the private placement of 5,464,001 shares and warrants exercisable for 2,433,962 shares of common stock.

Net Loss

The net loss attributable to members, after allocating outside equity interests, decreased by $1.0 million or 9% to $9.6 million in the six months ended 31 December, 2007 from a loss of $10.6 million in the previous corresponding period.

The net loss for the period after income tax for the consolidated group for the six months to 31 December, 2007 decreased by $1.9 million to $11.7 million from $13.6 million for the same period last year. The decrease in our net loss for the six months ended 31 December, 2007 was due to the profit from the sale of our Wyong production facility in October 2007, a reduction in administrative expenses, including reduced share based payment expense which was incurred in the six month period to December 2006 as part of MEI’s private placement fund raising activities but which were not incurred in the current period and reduced costs associated with the U.S. consumer business which was licenced to Natrol, Inc. (Natrol) in October 2006. These reduced expenditures were partially offset by increased research and development expenses associated with the progression of the Phase III OVATURE trial, reduced licence fee income, settlement fee income and reduced revenues from Other Income.

Revenue

The Company earned revenue for the six months ended 31 December, 2007 of $6.8 million, a decrease of $3.7 million from $10.5 million for the same period last year.

Sales of consumer products decreased by $1.7 million to $4.5 million for the six months ended 31 December, 2007 from $6.2 million for the six months ended 31 December, 2006. The decrease was primarily due to the reduction in sales revenue of $1.5 million associated with the U.S. consumer business which was licenced to Natrol in October 2006.

Novogen Limited
Directors’ Report
31 December, 2007

Sales revenue in Australasia for the six months ended 31 December, 2007 increased $0.3 million to $2.4 million from $2.1 million for the same period last year. Sales revenue in Canada was $0.9 million for the six months ending 31 December, 2007 down from $1.1 million for the six month period last year. Sales revenue in Europe decreased by $0.4 million to $1.2 million for the six months ending 31 December, 2007 compared to $1.6 million for the same period last year.

Revenue from other sources for the six months ended 31 December, 2007 reduced by $1.9 million to $2.4 million from $4.3 million for the six months ended 31 December, 2006. Other revenues were affected by a one-off licence fee of $1.1 million which was received in the six months ending 31 December 2006 and associated with our licence agreement with Natrol. Other revenue also decreased by $0.9 million in the six months ended 31 December, 2007 which relates primarily to no settlement fees received in this period.

Other Income

Other income increased by $0.3 million to $1.6 million for the six months ended 31 December, 2007 from $1.3 million for the six months ended 31 December 2006. During the six months ended 31 December 2007, Other Income consisted of a net gain on disposal of the Wyong production facility which took place in October 2007.

Expenses

Total expenses decreased by $5.2 million to $20.2 million for the six months ended 31 December, 2007 from $25.4 million for the six months ended 31 December, 2006. Cost of goods sold decreased by $2.0 million due primarily to a reduction in sales volume associated with the licensing of the U.S. business to Natrol. Selling and promotion expenses decreased by $1.8 million which also reflected the licence of the U.S. business to Natrol. Research and development expenses increased by $2.0 million compared to the corresponding period last year. The increase was primarily due to expenses associated with the Phase III Ovature clinical trial being conducted by MEI’s 100% owned subsidiary company Marshall Edwards Pty Limited (“MEPL”). Costs were also incurred in connection with production scale up activities of phenoxodiol and manufacture of clinical trial drug supplies. Administrative expenses decreased by $3.6 million (excluding net currency gains/losses). The decrease was due to a reduction in the share-based payment expense which was incurred in the six month period to December 2006 as part of MEI’s private placement fund raising activities but which were not incurred in the current period and an employee termination payment which was also incurred in the prior period. Other expenses included a reassessment of expected grant income of $0.9 million which was partially offset by a reversal of an inventory impairment provision of $0.3 million.

Corporate Developments

On 6 August, 2007, the Company’s subsidiary, MEI, announced that it entered into definitive agreements for approximately US$16.4 million private placement consisting of 5,464,001 shares of common stock at a purchase price of US$3.00 per share. The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased at an exercise price of $3.60 per share. MEI also issued 62,091 warrants with an exercise price of $3.00 per share to Blue Trading, LLC, which acted as the placement agent in the private placement, as part of the placement fee. All of the warrants are exercisable beginning February 6, 2008 and ending on August 6, 2012. In addition, MEI has issued a notice of termination effectuating the immediate termination upon consummation of the private placement of the Standby Equity Distribution Agreement, dated as of July 11, 2006, by and between MEI and Cornell Capital Partners, LP, as amended.

Novogen Limited
Directors’ Report
31 December, 2007

In October 2007 the Company announced that it received gross proceeds of $4.0 million from the sale of land and buildings at Wyong NSW. The property had been in use for ten years as an isoflavone extraction facility, and became a surplus asset when this year the Company moved its isoflavone production to a larger third party manufacturer in Switzerland.

In January 2008, the Company’s subsidiary, Glycotex, Inc. announced that it had received approximately $0.5 million from the second tranche of a private share placement.

Clinical Trial Developments

Advances were made during the six months ended 31 December, 2007 and up to the date of this report.

The Company announced in July 2007 that its investigational anti-inflammatory drug produced promising results in animal studies which were conducted by Associate Professor Michael James, the Chief Hospital Scientist at the Rheumatory Unit in the Royal Adelaide Hospital.

In July 2007, the Company’s subsidiary MEI announced that the Ovature trial, conducted by its subsidiary MEPL, had recruited its first patient in Europe.

In October 2007, the Company’s subsidiary MEI announced that Yale Cancer Centre were sponsoring a clinical trial in 60 men using phenoxodiol as a first line therapy for prostate cancer.

Also in October 2007, Dr Gil Mor, MD, Associate Professor, Department of Obstetrics and Gynecology, Yale University, School of Medicine, presented laboratory studies which demonstrated that the drug candidate NV-128 induces autophagy, a novel mode of cell death in multi-drug resistance ovarian cancer cells, at the annual AACR/EORTC/NCI Molecular Targets and Cancer Therapeutics conference,

In December 2007, the Company announced the results of the Phase Ib clinical trial of the new drug NV-52 for the treatment of inflammatory bowel disease (IBD). The results indicated that treatment may be possible with just a single daily dose. The study was conducted under the direction of Professor Laurie Howes, Professor of Pharmacology and Therapeutics at Griffith and Bond Universities.

In January 2008, the Company announced that its subsidiary Glycotex, Inc. obtained an active Investigation New Drug Application (IND) from the U.S. Food and Drug Administration (FDA) for the start of a Phase IIa clinical trial of its lead product candidate GLYC-101, administered topically for the treatment of burn wounds. The Phase IIa human clinical trial to be conducted in the U.S. is a randomised, double-blind, placebo controlled clinical trial designed to investigate the safety and clinical outcomes of topically applied GLYC-101 compared to placebo in subjects undergoing carbon dioxide laser skin resurfacing.

Also in January 2008, the Company’s subsidiary MEI announced that triphendiol (previously known as NV-196) has been granted orphan drug status by the U.S. Food and Drug Administration (FDA) for the treatment of pancreatic cancer and for the treatment of cholangiocarcinoma, or bile duct cancer. An orphan drug refers to a product that is intended for use in a disease or condition that affects fewer than 200,000 individuals in the United States. A grant of orphan drug status provides 7 years of market exclusivity for the orphan indication after approval by the FDA, as well as tax incentives, study design assistance, and eligibility for grant funding from the FDA during its development.

Intellectual Property Development

During the six months ended 31 December, 2007, 8 patents were granted over the Company’s intellectual property.

Novogen Limited
Directors’ Report
31 December, 2007

These grants bring the total number of issued Company patents to 81.

Dividends Paid or Recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the six months ended 31 December, 2007.

Auditor's Independence Declaration

A copy of the Auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included following the Directors' Report.

Rounding

The amounts and figures shown in this report have been rounded to the nearest thousand dollars (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors on behalf of the board.

/s/ C Naughton

C Naughton
Managing Director
Sydney, 29 February, 2008

Novogen Limited
Auditor’s Independence Declaration
31 December, 2007

BDO Kendalls

DECLARATION OF INDEPENDENCE OF WAYNE BASFORD TO THE DIRECTORS OF NOVOGEN LIMITED

To the best of my knowledge and belief, there have been:

•	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
•	no contraventions of any applicable code of professional conduct in relation to the review.

/S/  Wayne Basford

Wayne Basford
Partner

BDO Kendalls

Dated Sydney, this 29th day of February 2008

Novogen Limited
Condensed Income Statement
For the half-year ended 31 December, 2007

	Notes	Consolidated
		2007	2006
		$'000	$'000
Revenue	2	6,829	10,488
Other Income	2	1,626	1,347
Expenses	2	(20,179)	(25,449)
Finance costs		(11)	-

Loss before income tax		(11,735)	(13,614)

Income tax expense		(3)	(1)

Loss after tax from continuing operations		(11,738)	(13,615)

Loss for the period		(11,738)	(13,615)

Loss attributable to minority equity interest		2,124	3,058

Loss attributable to members of Novogen Limted		(9,614)	(10,557)

Basic and Diluted Earnings per share (cents)		(9.9)	(10.8)

The above condensed income statement should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Balance Sheet
31 December, 2007

	Consolidated
	December	June
	2007	2007
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	50,660	39,511
Trade and other receivables	2,770	4,276
Inventories	2,665	3,899
Other current assets	470	630
Assets held for sale	-	2,203
Total Current Assets	56,565	50,519

NON-CURRENT ASSETS
Property, plant and equipment	707	838
Total Non-Current Assets	707	838

TOTAL ASSETS	57,272	51,357

CURRENT LIABILITIES
Trade and other payables	6,798	5,920
Provisions	617	539
Total Current Liabilities	7,415	6,459

NON-CURRENT LIABILITIES
Provisions	255	272
Total Non-Current Liabilities	255	272

TOTAL LIABILITIES	7,670	6,731
NET ASSETS	49,602	44,626

EQUITY

Contributed equity	200,143	191,876
Reserves	(6,107)	(5,155)
Accumulated losses	(152,014)	(146,147)
Parent interest	42,022	40,574

Minority equity interest	7,580	4,052

TOTAL EQUITY	49,602	44,626

The above condensed balance sheet should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Statement of Changes in Equity
For the half-year ended 31 December, 2007

	Contributed Equity	Accumulated losses	Other reserves	Total	Minority equity interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July 2006	176,989	(131,700)	(2,847)	42,442	2,136	44,578
Exchange differences on translation of foreign operations			(1,298)	(1,298)	(351)	(1,649)
Share-based payments		1,938		1,938	478	2,416
Net income recognised directly in equity	-	1,938	(1,298)	640	127	767
Issue of share capital by subsidiary	22,442			22,442		22,442
less minority equity interest	(4,917)			(4,917)	4,917	-
Options exercised (1)	513			513		513
Loss for the period		(10,557)		(10,557)	(3,058)	(13,615)
Share of opening accumulated losses transferred to minority equity interest due to issuance of further shares by subsidiary	(4,524)	3,132	303	(1,089)	1,089	-
At 31 December 2006	190,503	(137,187)	(3,842)	49,474	5,211	54,685

At 1 July 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626
Exchange differences on translation of foreign operations			(1,344)	(1,344)	(517)	(1,861)
Share-based payments		456		456	285	741
Net income recognised directly in equity	-	456	(1,344)	(888)	(232)	(1,120)
Issue of share capital by subsidiary	17,834			17,834		17,834
less minority equity interest	(5,013)			(5,013)	5,013	-
Loss for the period		(9,614)		(9,614)	(2,124)	(11,738)
Share of opening equity transferred to minority equity interest due to issuance of further shares by subsidiary	(4,554)	3,291	392	(871)	871	-
At 31 December 2007	200,143	(152,014)	(6,107)	42,022	7,580	49,602

(1) - during the period 300,207 Novogen Limited shares were issued following the exercise of options.

The above condensed statement of changes in equity should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Cash Flow Statement
For the half-year ended 31 December, 2007

	Consolidated
	2007	2006
	$'000	$'000
Cash flows from operating activities
Receipts from customers	5,075	7,312
Payments to suppliers and employees	(16,474)	(18,282)
Interest received	997	961
Interest paid	(11)	-
Grants received/(repaid)	-	107
Income tax paid	(3)	-
Royalty received	1,375	458
Licence fees received	28	1,122
Goods and services tax (paid)/refunded by tax authorities	293	544

Net cash flows used in operating activities	(8,720)	(7,778)

Cash flows from investing activities
Acquisition of property, plant and equipment	(59)	(234)
Net proceeds from sale of plant and equipment	3,831	-

Net cash flows used in investing activities	3,772	(234)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	-	513
Proceeds from the issue of shares by subsidiary	17,834	22,453
Repayment of borrowings	-	(15)

Net cash flows from financing activities	17,834	22,951

Net increase/(decrease) in cash and cash equivalents	12,886	14,939
Cash and cash equivalents at beginning of period	39,511	33,513
Effect of exchange rate changes on cash holdings in foreign currencies	(1,737)	(2,137)

Cash and cash equivalents at end of period	50,660	46,315

The above condensed cash flow statement should be read in conjunction with the accompanying notes.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2007

Note 1. Basis of preparation of the half-year financial report

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Urgent Issues Group Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, unless otherwise stated.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June, 2007 and any public announcements made by Novogen Limited and its controlled entities during the half-year in accordance with the continuous disclosure requirements arising under the Corporations Act 2001. The half-year financial report does not include full disclosures of the type normally included within the annual financial report.

Statement of compliance

The financial report complies with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

Reporting Basis and Conventions

The accounting policies and methods of computation followed in this interim financial report are consistent with those applied in the annual report for the year ended 30 June, 2007.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2007

 Note 2. Revenue and expenses

	Consolidated
	2007	2006
	$'000	$'000
Revenue

Revenue from the sale of goods	4,450	6,187

Bank Interest	1,032	967
Royalties	1,164	1,176
Licence fees	28	1,122
Other revenue	155	1,036
	2,379	4,301

Total revenue	6,829	10,488

Other Income

Government grants - research and development	-	1,347
Net gain on disposal of assets held for sale	1,626	-
	1,626	1,347

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2007

	Consolidated
	2007	2006
	$'000	$'000
Expenses
Cost of goods sold	(2,050)	(4,079)
Shipping and handling expenses	(139)	(253)
Selling and promotion expenses	(3,276)	(5,122)
Research & development expenses	(9,879)	(7,873)
Administration expenses
Administration - Net currency (losses)	(124)	(490)
Administration - other expenses	(4,081)	(7,632)
Other expenses*	(630)	-

	(20,179)	(25,449)

Borrowing costs	(11)	-

Expenses included in the numbers above, specifically disclosed:
Depreciation of non-current assets
Plant and equipment	(177)	(391)
Buildings	-	(145)
Leasehold improvements	(11)	(11)

Total depreciation and amortisation expenses	(188)	(547)

Expense of share-based payments	208	2,381

*includes expenses related to reassessment of expected grant income of $915,000 and reversal of inventory impairment provision of $285,000.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2007

Note 3. Contingent assets and liabilities

On 11 July, 2006 MEI entered into a registration rights agreement which provides for liquidated damages of up to 10% of the aggregate purchase price of the shares issued as part of the private placement or PIPE transaction if MEI does not maintain an effective registration of those shares.

On August 1, 2007 MEI entered into a registration rights agreement in connection with a further private placement or PIPE capital raising. MEI filed the registration statement on 2 October, 2007 which was declared effective 19 October, 2007.

In the event that the resale registration statements covering the registrable securities issued in the July 2006 PIPE and August 2007 PIPE cease to be effective or usable at any time while shares of common stock covered by them remain unsold or may only be sold subject to certain volume limitations, or investors are not permitted to utilize the prospectus in connection with the resale registration statements to resell shares of common stock covered by the resale registration statements, MEI will be obligated to pay investors who purchased shares of common stock in the private placement liquidated damages equal to 1% of the aggregate purchase price paid by each investor pursuant to the securities subscription agreement for any shares of common stock, shares of common stock issuable upon exercise of warrants or warrants then held by each investor per month (pro rated for any period less than a month) until the resale registration statements are effective or the investors are permitted to utilize the prospectus in connection with the resale registration statements to resell shares of common stock covered by the resale registration statements. Effective resale registration statements have been maintained at the date of this report.

Liquidated damages paid to each investor in the private placements or PIPEs may not exceed more than 10% of the purchase price paid by such investor for shares of common stock purchased under the securities subscription agreements.

Since the last annual reporting date, there has been no other material changes in any contingent assets or contingent liabilities.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2007

Note 4. Segment information

Segment Accounting Policies
The Group generally accounts for inter-company sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Primary Segment

Geographical Segments	Australia/NZ		North America *		Europe		Elimination		Consolidated (continuing operations)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue
Sales to customers outside the consolidated entity	2,354	2,057	900	2,541	1,196	1,589	-	-	4,450	6,187
Other revenues from customers outside the consolidated entity	1,344	3,311	3	23	-	-	-	-	1,347	3,334
Intersegment Revenues	550	1,895	-	-	-	-	(550)	(1,895)	-	-

Total segment revenue	4,248	7,263	903	2,564	1,196	1,589	(550)	(1,895)	5,797	9,521

Unallocated revenue									1,032	967

Total Consolidated Revenue									6,829	10,488

Results
Segment result	(7,502)	(8,567)	(1,219)	(2,266)	(487)	(256)	(2,516)	(2,525)	(11,724)	(13,614)

Unallocated expenses									(11)	-

Consolidated entity loss before income tax									(11,735)	(13,614)

Income tax expense									(3)	(1)

Net loss									(11,738)	(13,615)

* The North American segment for 2007 represents the Canadian consumer business only compared to 2006 which included the US consumer business.  The US consumer business was licenced to Natrol, Inc. in October, 2006.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2007

Note 5. Net tangible assets per share

	Consolidated
	2007	2006

Net tangible asset backing per share	$0.51	$0.56

Note 6. Events after balance sheet date

Novogen Limited announced on 16 January, 2008, that its U.S. subsidiary company Glycotex, Inc., had received the second tranche of a private share placement of 15,681 shares of its common stock. Proceeds from this the raising amounted to US$0.5 million. Following the placement Novogen retains 80.8% interest in Glycotex, Inc.

Novogen Limited
Directors’ Declaration
31 December, 2007

Financial report for the half-year ended 31 December, 2007

The Directors declare that the financial statements and notes as set out on pages 7 to 16:

(a) comply with Accounting Standards, the Corporations Regulations 2001; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December, 2007 and of its performance, as represented by the results of its operations and cash flows, for the half-year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

On behalf of the board

/S/ C Naughton

C Naughton
Managing Director
Sydney, 29 February, 2008

Novogen Limited
Independent Review Report
31 December, 2007

BDO Kendalls

INDEPENDENT AUDITOR’S REVIEW REPORT

 TO THE MEMBERS OF NOVOGEN LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Novogen Limited, which comprises the condensed balance sheet as at 31 December 2007, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year end or from time to time during the half-year (in order for the disclosing entity to lodge the half-year financial report with the Australian Securities and Investments Commission).

Directors’ Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the disclosing entity’s financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Novogen Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Novogen Limited
Independent Review Report
31 December, 2007

BDO Kendalls

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001 would be in the same terms if it had been given to the directors at the time that this auditor’s review report was made.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Novogen Limited is not in accordance with the Corporations Act 2001 including:
(a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

BDO Kendalls

/S/  Wayne Basford

Wayne Basford
Partner

Sydney, February 29, 2008